United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2006
Companhia Vale do Rio Doce
(Translation of Registrant’s name into English)
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

COMPANHIA VALE DO RIO DOCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01 and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867 and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	March	December
	31, 2006	31, 2005
Assets	(Unaudited)
Current assets
Cash and cash equivalents	1,644	1,041
Accounts receivable
Related parties	209	159
Unrelated parties	1,377	1,490
Loans and advances to related parties	27	22
Inventories	1,313	1,142
Deferred income tax	273	186
Recoverable taxes	410	362
Others	394	373

	5,647	4,775

Property, plant and equipment, net	17,949	14,166
Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	1,820	1,672
Other assets
Goodwill on acquisition of subsidiaries	591	548
Loans and advances
Related parties	11	4
Unrelated parties	65	61
Prepaid pension cost	362	308
Judicial deposits	634	568
Advances to suppliers — energy	366	311
Others	316	231

	2,345	2,031

TOTAL	27,761	22,644

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)
(Continued)

	March	December
	31, 2006	31, 2005
	(Unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	789	1,110
Payroll and related charges	128	229
Current portion of long-term debt — unrelated parties	1,217	1,218
Short-term debt	67	15
Loans from related parties	38	62
Provision for income taxes	116	244
Taxes payable	56	53
Others	420	394

	2,831	3,325

Long-term liabilities
Employees post-retirement benefits	251	241
Long-term debt — unrelated parties	4,740	3,714
Loans from related parties	1	1
Provisions for contingencies (Note 10 (b))	1,218	1,286
Unrealized loss on derivative instruments	297	260
Deferred income tax	266	2
Provisions for environmental liabilities	248	225
Others	430	395

	7,451	6,124

Minority interests	924	1,218

Stockholders’ equity
Preferred class A stock — 1,800,000,000
no-par-value shares authorized and 479,879,100 issued	4,702	2,150
Common stock — 900,000,000 no-par-value
shares authorized and 749,949,429 issued	3,806	3,806
Treasury stock — 11,458 preferred and 14,145,510 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive deficit	(1,874)	(2,729)
Appropriated retained earnings	4,687	4,357
Unappropriated retained earnings	4,824	3,983

	16,555	11,977

TOTAL	27,761	22,644

See notes to condensed consolidated financial statements.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Three-month periods ended
	March 31,	March 31,	December 31,
	2006	2005	2005
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	2,760	1,748	3,055
Revenues from logistic services	289	232	309
Aluminum products	429	346	377
Other products and services	12	2	5

	3,490	2,328	3,746
Taxes on revenues	(150)	(115)	(148)

Net operating revenues	3,340	2,213	3,598

Operating costs and expenses
Cost of ores and metals sold	(1,256)	(912)	(1,372)
Cost of logistic services	(174)	(143)	(205)
Cost of aluminum products	(257)	(191)	(250)
Others	(8)	(1)	(2)

	(1,695)	(1,247)	(1,829)
Selling, general and administrative expenses	(168)	(113)	(175)
Research and development	(71)	(34)	(85)
Employee profit sharing plan	(28)	(17)	(32)
Others	(42)	(7)	(16)

	(2,004)	(1,418)	(2,137)

Operating income	1,336	795	1,461

Non-operating income (expenses)
Financial income	42	29	31
Financial expenses	(213)	(92)	(201)
Foreign exchange and monetary gains (losses), net	259	(2)	(166)
Gain on sale of investments	9	—	—

	97	(65)	(336)

Income before income taxes, equity results and minority interests	1,433	730	1,125

Income taxes
Current	(242)	(160)	(92)
Deferred	(53)	47	36

	(295)	(113)	(56)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	156	133	213
Minority interests	(123)	(52)	(86)

Net income	1,171	698	1,196

Basic and diluted earnings per Preferred Class A Share	1.02	0.61	1.04
Basic and diluted earnings per Common Share	1.02	0.61	1.04
Weighted average number of shares outstanding (thousands of shares)
Common shares	735,804	735,804	735,804
Preferred Class A shares	415,724	415,716	415,716
See notes to condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

	Three-month periods ended
	March 31,	March 31,	December
	2006	2005	31, 2005
Cash flows from operating activities:
Net income	1,171	698	1,196
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	181	129	183
Dividends received	112	69	136
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(156)	(133)	(213)
Deferred income taxes	53	(47)	(36)
Provisions for contingencies	13	2	18
Gain on sale of investments	(9)	—	—
Foreign exchange and monetary losses (gains)	(291)	27	235
Unrealized derivative losses, net	44	(5)	126
Minority interests	123	52	86
Interest payable, net	(28)	(2)	14
Others	46	(18)	(62)
Decrease (increase) in assets:
Accounts receivable	162	(92)	(133)
Inventories	(17)	(20)	(24)
Others	(108)	(74)	63
Increase (decrease) in liabilities:
Suppliers	(367)	45	113
Payroll and related charges	(108)	(35)	40
Income taxes	(178)	(79)	(229)
Others	(172)	(86)	3

Net cash provided by operating activities	471	431	1,516

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(7)	—	1
Repayments	3	3	62
Others	48	1	—
Guarantees and deposits	(23)	(17)	(7)
Additions to investments	(2)	(1)	(12)
Additions to property, plant and equipment	(855)	(661)	(1,237)
Proceeds from disposal of investments	14	—	—
Proceeds from disposals of property, plant and equipment	9	2	12
Cash used to acquire subsidiaries, net of cash acquired		—	(737)

Net cash used in investing activities	(813)	(673)	(1,918)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	50	21	(129)
Loans
Related parties
Additions	10	4	3
Repayments	(40)	(17)	—
Issuances of long-term debt
Related parties	—	4	—
Others	1,347	235	1,386
Repayments of long-term debt	(321)	(156)	(140)
Interest attributed to stockholders	—	—	(800)

Net cash provided by financing activities	1,046	91	320

Increase (decrease) in cash and cash equivalents	704	(151)	(82)
Effect of exchange rate changes on cash and cash equivalents	(101)	24	(112)
Cash and cash equivalents, beginning of period	1,041	1,249	1,235

Cash and cash equivalents, end of period	1,644	1,122	1,041

Cash paid during the period for:
Interest on short-term debt	(1)	—	(8)
Interest on long-term debt	(94)	(82)	(55)
Income tax	(187)	(79)	(29)
Non-cash transactions
Income tax paid with credits	(30)	(27)	(65)
Interest capitalized	(31)	(15)	(52)
See notes to condensed consolidated financial statements.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Three-month periods ended
			December 31,
	March 31, 2006	March 31, 2005	2005
Preferred class A stock (including three special shares)
Beginning of the period	2,150	1,176	2,150
Capital increase (Note 5)	2,552	—	—

End of the period	4,702	1,176	2,150

Common stock

Balance March 31, 2006, 2005 and December 31,2005	3,806	2,121	3,806

Treasury stock

Beginning and end of the period	(88)	(88)	(88)

Additional paid-in capital

Beginning and end of the period	498	498	498

Other cumulative comprehensive deficit
Cumulative translation adjustments
Beginning of the period	(2,856)	(3,869)	(2,269)
Change in the period	850	(22)	(587)

End of the period	(2,006)	(3,891)	(2,856)

Unrealized gain on available-for-sale securities
Beginning of the period	127	95	164
Change in the period	5	21	(37)

End of the period	132	116	127

Total other cumulative comprehensive deficit	(1,874)	(3,775)	(2,729)

Appropriated retained earnings
Beginning of the period	4,357	4,143	1,936
Transfer from retained earnings	330	(17)	2,421

End of the period	4,687	4,126	4,357

Unappropriated retained earnings
Beginning of the period	3,983	3,315	6,008
Net income	1,171	698	1,196
Dividends and interest attributed to stockholders
Preferred class A stock	—	—	(289)
Common stock	—	—	(511)
Appropriation to reserves	(330)	17	(2,421)

End of the period	4,824	4,030	3,983

Total stockholders’ equity	16,555	8,088	11,977

Comprehensive income is comprised as follows:
Net income	1,171	698	1,196
Cumulative translation adjustments	850	(22)	(587)
Unrealized gain (loss) on available-for-sale securities	5	21	(37)

Total comprehensive income	2,026	697	572

Shares
Preferred class A stock (including three special shares) (1)	479,879,100	415,727,739	415,727,739
Common stock	749,949,429	749,949,429	749,949,429
Treasury stock (2)
Beginning of the period	(14,156,968)	(14,157,461)	(14,157,313)
Sales	—	136	345

End of the period	(14,156,968)	(14,157,325)	(14,156,968)

	1,215,671,561	1,151,519,843	1,151,520,200

Dividends and interest attributed to stockholders (per share)
Preferred class A stock (including three special shares)	—	—	0.70
Common stock	—	—	0.70

(1)	Increase of 64,151,361 preferred shares due to merger of shares from Caemi.

(2)	As of March 31, 2006, 14,145,510 common shares and 11,458 preferred shares were held in treasury in the amount of US$88. The 14,145,510 common shares are provided as collateral to secure a loan of our subsidiary Alunorte.
See notes to condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

1	The Company and its operation

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our joint ventures and affiliates are described in Note 8.

The main operating subsidiaries we consolidate are as follows:

		% voting
Subsidiary	% ownership	capital	Head office location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57	61	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51	51	Brazil	Aluminum
CADAM S.A (CADAM) (1) (3)	61 (37)	100	Brazil	Kaolin
CVRD Overseas Ltd.	100	100	Cayman Islands	Trading
Ferrovia Centro-Atlântica S. A.	100	100	Brazil	Logistics
CVRD International S.A. (4)	100	100	Swiss	Trading
Minerações Brasileiras Reunidas S.A. — MBR (2) (3)	90 (56)	90	Brazil	Iron ore
Mineração Onça Puma Ltda	99	99	Brazil	Nickel
Navegação Vale do Rio Doce S.A. — DOCENAVE	100	100	Brazil	Shipping
Pará Pigmentos S.A. (1) (3)	82 (76)	86	Brazil	Kaolin
Rio Doce International Finance Ltd. — RDIF	100	100	Bahamas	International finance
Rio Doce Manganês S.A.	100	100	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe — RDME	100	100	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100	100	Norway	Ferroalloys
Salobo Metais S.A.	100	100	Brazil	Copper
Urucum Mineração S.A.	100	100	Brazil	Iron ore, Ferroalloys and Manganese

(1)	Through Caemi Mineração e Metalurgia S.A.. CVRD holds 100% of the voting and total capital.

(2)	Through Caemi Mineração e Metalurgia S.A. and Belém Administrações e Participaçõ ações Ltda.

(3)	The participation in parenthesis refers to the interest before the merger of shares from Caemi on March, 2006.

(4)	Previously known as Itabira Rio Doce Company Ltd. — ITACO
2	Basis of consolidation

All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. As from January 1, 2004, our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (Note 8).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Investments in unincorporated joint ventures, formed for the purpose of investing in hydroelectric power projects, are proportionately consolidated.

3	Summary of significant accounting policies

Our condensed consolidated interim financial information for the three-month periods ended March

31, 2006, December 31, 2005 and March 31, 2005 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three-month periods ended March 31, 2006 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2006.

In preparing the condensed consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations, actual results may vary from our estimates.

We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$2.1724 and R$2.3370 at March 31, 2006 and December 31, 2005, respectively to US$1.00 or the first available exchange rate if exchange on December 31, was not available), and all accounts in the statements of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.

4	Recently-issued accounting pronouncements

In April 2006, the FASB issued FIN 46R-(6), “Determining the variability to be considered in applying FASB Interpretation No. 46(R)”, which addresses how a reporting enterprise should determine the variability to be considered in applying FASB Interpretation Nº 46. We will apply this statement as applicable in fiscal periods beginning after July 15, 2006.

In March 2006, the FASB issued FAS 156, “Accounting for servicing of financial assets”, which amends FASB Statements No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement addresses the accounting for separately recognized servicing assets and servicing liabilities. We will apply this statement as applicable in fiscal periods beginning after September 15, 2006.

In February 2006, the FASB issued FAS 155, “Accounting for certain hybrid financial instruments”, which amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” We will apply this statement as applicable in fiscal periods beginning after September 15, 2006.

5	Major acquisitions and disposals during the years presented

At an Extraordinary Shareholders’ Meeting on March 31, 2006, the Capital Stock increased by US$2,552, corresponding to 64,151,361 preferred shares, due to the issuance of shares in relation to the acquisition of the outstanding minority interest in Caemi.

Pro forma information with respect to our acquisition of the 39.77% preferred shares of Caemi, totaling 100% of total interest, in March 2006 is shown:

	Three-month periods ended
	March 31, 2006			March 31, 2005			December 31, 2005
		Caemi -			Caemi -			Caemi -
		Merger	Pro Forma		Merger	Pro Forma		Merger	Pro Forma
	Consolidated	(39.77%)	(unaudited)	Consolidated	(39.77%)	(unaudited)	Consolidated	(39.77%)	(unaudited)
			-			-
Income before minority interests	1,323		1,323	750		750	1,282		1,282
Minority interests	(123)	54	(69)	(52)	22	(30)	(86)	86	0

Net income	1,200	54	1,254	698	22	720	1,196	86	1,282

Outstanding shares (thousands)	1,151,520		1,215,672	1,151,520		1,215,672	1,151,520		1,215,672
Basic and diluted earnings per share	1.04		1.03	0.61		0.59	1.04		1.05

In November 2005, we acquired 93.0% of the voting capital of Canico Resource Corp. (Canico) a Canadian-based junior resource company focused on the development of the Onça-Puma nickel laterite, for US$750. In December 2005, we acquired an additional 6.20% of the voting capital of Canico for US$50. Canico ´s only significant asset other than US$63 of cash and cash equivalents was US$794 of mining rights.

On February 10, 2006, we concluded the acquisition of the outstanding common shares of Canico, acquiring the remaining voting capital of Canico, 0.8% of its total capital for US$6, which is now a wholly-owned subsidiary.

During the first quarter of 2006, we sold our total interest in Nova Era Silicon (49%) to JFE Steel Corporation, resulting in a net gain of US$9.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three-month periods ended
	March 31,	March 31,	December
	2006	2005	31, 2005
Income before income taxes, equity results and minority interests	1,433	730	1,125

Federal income tax and social contribution expense at statutory enacted rates	(487)	(248)	(383)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	91	54	72
Exempt foreign income (loss)	114	46	346
Difference on tax basis of equity investees	(66)	(4)	(28)
Tax incentives	32	22	(26)
Other non-taxable gains (losses)	21	17	(37)

Federal income tax and social contribution expense in consolidated statements of income	(295)	(113)	(56)

We have certain tax incentives relative to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relative to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels which expires in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

7	Inventories

	March 31,	December 31,
	2006	2005
Finished products
Iron ore and pellets	329	271
Manganese and ferroalloys	136	151
Alumina	30	22
Aluminum	59	52
Kaolin	20	18
Others	52	28
Spare parts and maintenance supplies	687	600

	1,313	1,142

8	Investments in affiliated companies and joint ventures

	March 31, 2006				Investments		Equity Adjustments			Dividends received
							Three-month periods ended			Three-month periods ended
				Net income
	Participation in		Net	(loss) for the	March 31,	December	March 31,	March 31,	December	March 31,	March 31,	December
	capital (%)		equity	period	2006	31, 2005	2006	2005	31, 2005	2006	2005	31, 2005
	voting	total
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	101	18	52	60	9	2	13	22	—	16
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	62	10	31	37	5	2	4	13	1	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	63	19	31	41	9	3	6	—	—	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	55	8	28	33	4	1	2	12	—	—
Gulf Industrial Investment Company — GIIC	50.00	50.00	151	28	76	62	14	12	18	—	—	20
SAMARCO Mineração S.A. — SAMARCO (2)	50.00	50.00	694	78	374	335	39	34	85	25	20	95
Minas da Serra Geral S.A. — MSG	50.00	50.00	46	—	23	21	—	—	—	—	—	—
Others	—	—			20	25	(2)	(2)	—	—	—	—

					635	614	78	52	128	72	21	131

Logistics
MRS Logística S.A	37.23	40.45	424	45	183	109	14	10	15	—	—	5

					183	109	14	10	15	—	—	5

Holdings
Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (4)	22.99	11.46	2,858	228	328	281	26	42	41	—	—	—
California Steel Industries Inc. — CSI	50.00	50.00	344	30	172	161	15	11	6	3	20	—
SIDERAR (cost $15) — available for sale investments (4)	4.85	4.85			147	142	—	—	—	—	—	—

					647	584	41	53	47	3	20	—

Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	378	29	151	178	12	15	15	37	28	—
Valesul Alumínio S.A. — VALESUL	54.51	54.51	123	8	67	58	4	3	(1)	—	—	—

					218	236	16	18	14	37	28	—

Coal
Henan Longyu Resources Co. Ltd	25.00	25.00	411	27	103	96	7	—	9	—	—	—
Shandong Yankuang International Company Ltd(3)	25.00	25.00	86		22	22	—	—	—	—	—	—

					125	118	7	—	9	—	—	—

Other affiliates and joint ventures
Others					12	11	—	—	—	—	—	—

					12	11	—	—	—	—	—	—

					1,002	949	64	71	70	40	48	—

Total	—	—			1,820	1,672	156	133	213	112	69	136

(1)	CVRD held a majority of the voting interest of several entities that were accounted for under the equity method, in accordance with EITF 96-16, due to veto rights held by minority shareholders under shareholders agreements;

(2)	Investment includes goodwill of US$49 and US$46 in 2006 and 2005, respectively;

(3)	Preoperating investment;

(4)	The quoted market value of Usiminas is equal to US$996 and Siderar is equal to US$147.

9	Pension costs

	Three-month periods ended
	March	March	December
	31, 2006	31, 2005	31, 2005
Service cost — benefits earned during the period	1	—	—
Interest cost on projected benefit obligation	46	56	61
Expected return on assets	(66)	(69)	(75)
Amortization of initial transitory obligation	2	3	3
Net deferral	(4)	(4)	(5)

Net periodic pension cost	(21)	(14)	(16)

In addition to benefits provided under the Pension Plan, accruals have been made relative to supplementary health care benefits extended in previous periods as part of early-retirement programs. Such accruals included in long-term liabilities totaled US$74, US$57 and US$68, at March 31, 2006, March 31, 2005 and December 31, 2005, respectively, plus US$5, US$4 and US$5, respectively, in current liabilities.

The cost recognized for the three-month periods ended March 31, 2006, March 31, 2005, and December 31, 2005 relative to the defined contribution element of the New Plan was US$2, US$2 and US$3, respectively.

We previously disclosed in our consolidated financial statements for the year ended December 31, 2005, that we expected to contribute US$59 to our defined benefit pension plan in 2006. As of March 31, 2006, US$10 of our contributions have been made. We do not expect any significant change in our previous estimate.

10	Commitments and contingencies

(a)	At March 31, 2006, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$4, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	4	US$	Debt guarantee	2008	None
VALESUL	less than 1 million	R$	Debt guarantee	2007	None

	4

We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees in the case of Samarco.

We have not provided any significant guarantees since January 1, 2003 which would require fair value adjustments under FIN 45 — “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision for contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	March 31, 2006		December 31, 2005
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor and social security claims	247	153	229	138
Civil claims	239	111	210	98
Tax — related actions	705	367	816	329
Others	27	3	31	3

	1,218	634	1,286	568

Labor and social security — related actions principally comprise claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil — actions principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted and accidents.

Tax — related actions principally comprise our challenges of certain revenue taxes, value added tax and income tax.

We continue to vigorously pursue our interests in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

Contingencies settled in the three-month periods ended March 31, 2006 and 2005 and December 31, 2005 aggregated US$603, US$4 and US$114, respectively, and additional provisions aggregated US$416, US$14 and US$141, respectively.

In addition to the contingencies for which we have made provisions we are defending claims which in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible losses which total US$1,110 at March 31, 2006, for which no provision has been made.

(c)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration were still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES agreed to provide US$205, which represents half of the US$410 in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region. Under the Mineral Risk Contract, as of March 31, 2006, the remaining contributions towards exploration and development activities totaled $5.

The mineral contract risk in force will probably end during 2006. However, the related exploitation activities are not concluded and therefore we are negotiating with BNDES a renewal of the contract.

(d)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government.

The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

On March 27, 2006 we declared a distribution on these “debentures” in the amount of $2, payable as from April 2, 2006.

(e)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

	Three-month periods ended
	March	March	December
	31, 2006	31, 2005	31, 2005

Environmental liabilities beginning of period	225	134	166
Accretion expense	6	4	4
Liabilities settled in the current period	—	—	(3)
Revisions in estimated cash flows	—	—	67
Cumulative translation adjustment	17	(1)	(9)

Environmental liabilities end of period	248	137	225

11	Segment and geographical information

We adopt SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products — comprises the production of non-ferrous minerals, including potash, kaolin and copper.

Logistics — comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings — divided into the following sub-groups:
•	Aluminum — comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Steel — comprises our investments in joint ventures and affiliates operating in the steel industry.

•	Others — comprises our investments in joint ventures and affiliates engaged in other businesses.
Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices adopted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations

	Three-month periods ended
	March 31, 2006							March 31, 2005							December 31, 2005
				Holdings							Holdings							Holdings
		Non							Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS

Gross revenues — Export	3,303	180	16	590	—	(1,449)	2,640	2,059	153	20	445	—	(1,001)	1,676	3,670	262	21	485	—	(1,586)	2,852
Gross revenues — Domestic	536	55	294	89	7	(131)	850	386	49	228	93	—	(104)	652	546	52	316	84	—	(104)	894
Cost and expenses	(2,577)	(161)	(230)	(510)	(4)	1,580	(1,902)	(1,775)	(146)	(158)	(396)	—	1,105	(1,370)	(2,751)	(235)	(263)	(447)	(11)	1,690	(2,017)
Research and development	(22)	(25)	(1)	—	(23)	—	(71)	(17)	(16)	—	(1)	—	—	(34)	(38)	(16)	(3)	—	(28)	—	(85)
Depreciation, depletion and amortization	(134)	(19)	(14)	(14)	—	—	(181)	(97)	(13)	(9)	(10)	—	—	(129)	(134)	(21)	(17)	(11)	—	—	(183)

Operating income	1,106	30	65	155	(20)	—	1,336	556	27	81	131	—	—	795	1,293	42	54	111	(39)	—	1,461
Financial income	161	—	8	2	4	(133)	42	69	1	8	2	—	(51)	29	133	—	8	2	(6)	(106)	31
Financial expenses	(276)	(2)	(2)	(62)	(4)	133	(213)	(129)	(1)	(3)	(10)	—	51	(92)	(195)	(2)	2	(119)	7	106	(201)
Foreign exchange and monetary gains (losses), net	126	58	(11)	86	—	—	259	(5)	3	—	—	—	—	(2)	(63)	(51)	3	(55)	—	—	(166)
Gain on sale of investments	9	—	—	—	—	—	9	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	78	—	14	16	48	—	156	52	—	10	18	53	—	133	128	—	15	14	56	—	213
Income taxes	(246)	—	(3)	(46)	—	—	(295)	(67)	(2)	(5)	(39)	—	—	(113)	(103)	—	(2)	46	3	—	(56)
Minority interests	(67)	—	—	(56)	—	—	(123)	(24)	—	—	(28)	—	—	(52)	(104)	—	—	18	—	—	(86)

Net income	891	86	71	95	28	—	1,171	452	28	91	74	53	—	698	1,089	(11)	80	17	21	—	1,196

Sales classified by geographic destination:
Export market
America, except United States	271	1	6	131	—	(172)	237	216	—	11	106	—	(145)	188	350	—	13	67	—	(187)	243
United States	104	3	—	3	—	(41)	69	126	—	3	78	—	(109)	98	116	4	—	48	—	(53)	115
Europe	1,150	95	6	288	—	(580)	959	824	50	6	132	—	(359)	653	1,202	192	4	228	—	(630)	996
Middle East/Africa/Oceania	183	4	—	32	—	(68)	151	124	38	—	6	—	(51)	117	219	16	—	27	—	(46)	216
Japan	362	29	—	126	—	(144)	373	192	6	—	97	—	(79)	216	371	12	—	103	—	(137)	349
China	956	10	3	—	—	(316)	653	399	28	—	26	—	(174)	279	1,120	24	4	12	—	(422)	738
Asia, other than Japan and China	277	38	1	10	—	(128)	198	178	31	—	—	—	(84)	125	292	14	—	—	—	(111)	195

	3,303	180	16	590	—	(1,449)	2,640	2,059	153	20	445	—	(1,001)	1,676	3,670	262	21	485	—	(1,586)	2,852
Domestic market	536	55	294	89	7	(131)	850	386	49	228	93	—	(104)	652	546	52	316	84	—	(104)	894

	3,839	235	310	679	7	(1,580)	3,490	2,445	202	248	538	—	(1,105)	2,328	4,216	314	337	569	—	(1,690)	3,746

Operating income by product — after eliminations

	As of and for the three-month periods ended
	March 31, 2006
	Revenues
										Property,	Addition to
				Value				Depreciation,		Plant and	Property,
				added	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	1,633	367	2,000	(57)	1,943	(860)	1,083	(113)	970	11,404	591	43
Pellets	375	87	462	(19)	443	(295)	148	(12)	136	480	7	592
Manganese	8	3	11	(1)	10	(7)	3	(1)	2	60	8	—
Ferroalloys	71	35	106	(9)	97	(84)	13	(4)	9	198	—	—

	2,087	492	2,579	(86)	2,493	(1,246)	1,247	(130)	1,117	12,142	606	635

Non ferrous
Potash	—	22	22	(1)	21	(14)	7	(2)	5	178	6	—
Kaolin	41	7	48	(3)	45	(41)	4	(6)	(2)	242	—	—
Copper	90	21	111	(5)	106	(53)	53	(8)	45	1,286	35	—

	131	50	181	(9)	172	(108)	64	(16)	48	1,706	41	—

Aluminum
Alumina	150	10	160	(2)	158	(138)	20	(8)	12	1,428	61	—
Aluminum	247	13	260	(2)	258	(112)	146	(6)	140	382	1	67
Bauxite	9	—	9	—	9	(9)	—	—	—	356	48	151

	406	23	429	(4)	425	(259)	166	(14)	152	2,166	110	218

Logistics
Railroads	—	214	214	(39)	175	(114)	61	(16)	45	674	26	183
Ports	—	54	54	(9)	45	(31)	14	(3)	11	237	1	—
Ships	14	7	21	(1)	20	(25)	(5)	(1)	(6)	3	—	—

	14	275	289	(49)	240	(170)	70	(20)	50	914	27	183
Others	2	10	12	(2)	10	(40)	(30)	(1)	(31)	1,021	71	784

	2,640	850	3,490	(150)	3,340	(1,823)	1,517	(181)	1,336	17,949	855	1,820

Operating income by product — after eliminations (continued)

	As of and for the three-month periods ended
	March 31, 2005
	Revenues
										Property,	Addition to
				Value				Depreciation,		Plant and	Property,
				added	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	865	225	1,090	(30)	1,060	(529)	531	(84)	447	5,768	461	41
Pellets	267	74	341	(11)	330	(237)	93	(3)	90	362	12	425
Manganese	16	4	20	(2)	18	(9)	9	—	9	25	1	—
Ferroalloys	102	51	153	(14)	139	(82)	57	(3)	54	156	7	—

	1,250	354	1,604	(57)	1,547	(857)	690	(90)	600	6,311	481	466

Non ferrous
Potash	—	30	30	(3)	27	(14)	13	(2)	11	124	3	—
Kaolin	34	5	39	(2)	37	(20)	17	(10)	7	206	—	—
Copper	61	14	75	(3)	72	(40)	32	(8)	24	949	26	—

	95	49	144	(8)	136	(74)	62	(20)	42	1,279	29	—

Aluminum
Alumina	114	22	136	(8)	128	(98)	30	(6)	24	862	85	—
Aluminum	191	9	200	(1)	199	(90)	109	(4)	105	314	4	58
Bauxite	10	—	10	—	10	(9)	1	—	1	79	20	159

	315	31	346	(9)	337	(197)	140	(10)	130	1,255	109	217

Logistics
Railroads	—	159	159	(27)	132	(91)	41	(8)	33	377	35	66
Ports	—	46	46	(9)	37	(26)	11	(1)	10	191	7	—
Ships	15	12	27	(2)	25	(25)	—	—	—	3	—	—

	15	217	232	(38)	194	(142)	52	(9)	43	571	42	66
Others	1	1	2	(3)	(1)	(19)	(20)	—	(20)	125	—	473

	1,676	652	2,328	(115)	2,213	(1,289)	924	(129)	795	9,541	661	1,222

Operating income by product — after eliminations (continued)

	As of and for the three-month periods ended
	December 31, 2005
	Revenues
										Property,	Addition to
				Value				Depreciation,		Plant and	Property,
				added	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	1,682	393	2,075	(57)	2,018	(768)	1,250	(128)	1,122	8,157	830	46
Pellets	555	89	644	(18)	626	(404)	222	(9)	213	461	39	568
Manganese	12	6	18	(1)	17	(33)	(16)	—	(16)	52	17	—
Ferroalloys	57	38	95	(10)	85	(79)	6	(7)	(1)	208	27	—

	2,306	526	2,832	(86)	2,746	(1,284)	1,462	(144)	1,318	8,878	913	614

Non ferrous
Potash	—	41	41	(2)	39	(25)	14	(3)	11	166	7	—
Kaolin	42	9	51	(2)	49	(62)	(13)	(1)	(14)	231	—	—
Copper	129	2	131	(3)	128	(60)	68	(8)	60	1,180	58	—

	171	52	223	(7)	216	(147)	69	(12)	57	1,577	65	—

Aluminum
Alumina	131	8	139	(1)	138	(122)	16	(6)	10	1,288	69	—
Aluminum	208	9	217	(1)	216	(109)	107	(5)	102	361	9	58
Bauxite	21	—	21	—	21	(18)	3	—	3	281	83	178

	360	17	377	(2)	375	(249)	126	(11)	115	1,930	161	236

Logistics
Railroads	—	223	223	(43)	180	(152)	28	(13)	15	612	82	109
Ports	—	57	57	(9)	48	(35)	13	(2)	11	244	15	—
Ships	15	14	29	(1)	28	(31)	(3)	(1)	(4)	3	1	—

	15	294	309	(53)	256	(218)	38	(16)	22	859	98	109
Others	—	5	5	—	5	(56)	(51)	—	(51)	922	—	713

	2,852	894	3,746	(148)	3,598	(1,954)	1,644	(183)	1,461	14,166	1,237	1,672

12	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed — all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not contract derivatives for speculative purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (the quarterly information is unaudited):

	Interest
	rates
	(LIBOR)	Currencies	Gold	Alumina	Aluminum	Total
Unrealized gains (losses) at January 1, 2006	(4)	1	(46)	(53)	(157)	(259)
Financial settlement	—	—	4	14	14	32
Unrealized gains (losses) in the period	1	—	(12)	(29)	(4)	(44)
Effect of exchange rate changes	—	—	(4)	(5)	(16)	(25)

Unrealized gains (losses) at March 31, 2006	(3)	(*) 1	(58)	(73)	(163)	(296)

Unrealized gains (losses) at January 1, 2005	(37)	(17)	4	(55)	(127)	(232)
Financial settlement	2	3	—	8	10	23
Unrealized gains (losses) in the period	3	2	(1)	(3)	4	5
Effect of exchange rate changes	1	—	—	—	—	1

Unrealized gains (losses) at March 31, 2005	(31)	(12)	3	(50)	(113)	(203)

Unrealized gains (losses) at October 1, 2005	(7)	1	(37)	(30)	(99)	(172)
Financial settlement	1	—	4	11	10	26
Unrealized gains (losses) in the period	2	—	(16)	(36)	(76)	(126)
Effect of exchange rate changes	—	—	3	2	8	13

Unrealized gains (losses) at December 31, 2005	(4)	(*) 1	(46)	(53)	(157)	(259)

(*) Included as “others” in Other assets.
Unrealized gains (losses) in the period are included in our income statement under the caption of financial expenses.

Final maturity dates for the above instruments are as follows:

Gold	Dec 2008
Interest rates(LIBOR)	Oct 2007
Currencies	Dec 2011
Alumina	Dec 2008
Alumínio	Dec 2008
13	Subsequent events
(a)	On April 2006 we paid the first installment of the minimum mandatory dividend for 2006 of US$650. The distribution was made in the form of interest on stockholders’ equity and dividends.

(b)	On April 2006 at an Extraordinary General Shareholders Meeting it was approved a forward-stock split that involves the exchange of each share, common or preferred class A, by two post-split shares, starting on May 22, 2006. After giving effect the capital will be composed of 2,459,657,056 shares and represented by 1,499,898,858 common shares and 959,758,198 preferred class “A” shares.
*          *          *

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: May 18, 2006	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

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